UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

BLUE MAGPIE CORPORATION

(Offeror)
A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

48205A 10 9
(CUSIP Number of Class of Securities)

Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Blue Magpie Corporation (“Purchaser”), a wholly-owned subsidiary of Celgene Corporation (“Celgene”), for all of the outstanding shares of common stock, par value $0.0001 per share, of Juno Therapeutics, Inc. (“Juno”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 21, 2018, by and among Celgene, Purchaser and Juno.

Exhibits

99.1	Excerpts from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release

Important Information

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. At the time the tender offer is commenced, Celgene and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Purchaser and Juno intend to mail these documents to the stockholders of Juno. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. STOCKHOLDERS OF JUNO WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY JUNO, CELGENE OR PURCHASER WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of Celgene, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Juno into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.